PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 9, 2001 AS PREVIOUSLY AMENDED ON MARCH 5, 2001 AND SUPPLEMENTED ON MARCH 22, 2001, APRIL 25, 2001 MAY 10, 2001, JUNE 13, 2001 and JUNE 28, 2001	FILED PURSUANT TO RULE 424(B)(3) FILE NUMBER 333-54316

CALYPTE BIOMEDICAL CORPORATION

426,351 SHARES OF COMMON STOCK

    You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

    On May 22, 2001, we issued a draw down notice to Townsbury Investments Limited ("TIL") in connection with the common stock purchase agreement dated November 2, 2000, subsequently amended January 24, 2001, evidencing a standby equity-based credit facility between us and TIL (the "Equity Line"). This notice required TIL to purchase up to $401,568 of our common stock to TIL based on the formula in the stock purchase agreement. The second settlement period began on June 8, 2001, ended on June 20, 2001 and settled on June 22, 2001. At the settlement, TIL purchased a total of 426,351 shares of our common stock at an average purchase price of $0.345 per share, resulting in proceeds of $138,367, net of brokerage and escrow fees, being paid and released from escrow to us by TIL. Ladenburg Thalmann & Co. received $7,362 in brokerage fees and Epstein Becker & Green P.C. received $1,500 in escrow fees in connection with this drawdown. As of the June 22 settlement date, we have issued the maximum number of shares permitted under the Equity Line. The rules of the Nasdaq Small Cap Market require us to obtain stockholder approval before we issue additional shares under the Equity Line.

    The attached prospectus relates to the resale of shares acquired by TIL pursuant to the stock purchase agreement. Because TIL may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

    We will not receive any of the proceeds from this sale of shares by TIL. However, we will receive the sale price of common stock sold to TIL. We expect to use the proceeds of this sale of common stock for general corporate purposes.

    This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 5 of the accompanying prospectus, and on page 26 of our annual report on Form 10-K for the year ended December 31, 2000, which is being delivered to you with the accompanying prospectus, for a description of certain factors that should be considered by prospective Investors.

    These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 28, 2001.